Exhibit 17.1

Scott Honour

315 E. Lake Street Suite 301

Wayzata, MN 55391

October 17, 2022

Board of Directors

EVO Transportation & Energy Services, Inc. 2075 W Pinnacle Peak Rd, Suite 130 Phoenix, AZ 85027

To all necessary parties of EVO Transportation & Energy Services, Inc. (the “Company”):

I am writing with regard to the 8-K filed by the Company on October 12, 2022 with respect to the nature of my resignation. The Company failed to properly describe the reasons for my resignation in its filing.

While it is true that my resignation related to a loan agreement of which I am a co-guarantor, the

Company failed to mention that the loan in question is a U.S. Small Business Administration

Loan that the Company had assumed as its own obligation through agreements in which the guarantors, including myself, gave back stock to EVO in 2018. The Company’s willful decision to default on a U.S. Government guaranteed obligation has broad implications for the Company

(which is itself a U.S. Government contractor) which I believe to be an improper direction and could not support as a Director of EVO.

I wish the best for the Company and it’s customers, employees and vendors. For the benefit of all stakeholders, I hope the Company changes the course of its direction and decides it is in the

Company’s best interest to honor its U.S. Government and all other obligations.

Very truly yours,

/s/ Scott M. Honour

Scott M. Honour